 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 5, 1999

                                                REGISTRATION NO. 333-68527
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-6
                   FOR REGISTRATION UNDER THE SECURITIES ACT
                   OF 1933 OF SECURITIES OF UNIT INVESTMENT
                       TRUSTS REGISTERED ON FORM N-8B-2

                               ----------------

A.EXACT NAME OF TRUST:
  McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust Large Cap Series II

B.NAME OF DEPOSITORS:
  McLaughlin, Piven, Vogel Securities, Inc.           Reich & Tang
                                                      Distributors, Inc.

C.COMPLETE ADDRESS OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:
  McLaughlin, Piven, Vogel Securities, Inc.           Reich & Tang
  30 Wall Street                                      Distributors, Inc.
  New York, New York 10005                            600 Fifth Avenue
                                                      New York, New York 10020

D.NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:
                                                      COPY OF COMMENTS TO:
  ALLAN M. VOGEL             PETER J. DEMARCO         MICHAEL R. ROSELLA, Esq.
  President                  Reich & Tang Distributors, Inc.
                                                      Battle Fowler LLP
  McLaughlin, Piven, Vogel   600 Fifth Avenue         75 East 55th Street
  Securities, Inc.           New York, New York 10020 New York, New York 10022
  30 Wall Street                                      (212) 856-6858
  New York, New York 10005

E.TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:
  An indefinite number of Units of McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust Large Cap Series II is being registered under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940, as amended, and Rule 24f-2 thereunder.

F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:

  Indefinite.

G.AMOUNT OF FILING FEE:
  No filing fee required.

H.APPROPRIATE DATE OF PROPOSED PUBLIC OFFERING:
  As soon as practicable after the effective date of the Registration
  Statement.

  [X]Check if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.

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

--------------------------------------------------------------------------------

                 MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS

--------------------------------------------------------------------------------

                            THE PINNACLE TRUST

                            LARGE CAP SERIES II

A unit investment trust whose investment objective is to maximize total return through a combination of capital appreciation and current dividend income. The Trust seeks to achieve its objective by attempting to outperform the Dow Jones Industrial Average ("DJIA") by creating a portfolio that combines the following three investment strategies: investing in the DJIA's ten highest dividend yielding common stocks ("Top Ten"), investing in the five lowest priced stocks of the Top Ten ("Focus Five") and investing in a single stock which is the second-lowest priced of the Focus Five ("Penultimate Pick"); each determined as of two business days prior to the Initial Date of Deposit. The name "Dow Jones Industrial Average" is the property of Dow Jones & Company, Inc., which is not affiliated with the Sponsors and has not participated in any way in the creation of the Trust or in the selection of the stocks included in the Trust and has not reviewed or approved any information included in this Prospectus. Dow Jones & Company, Inc. has not granted to the Trust or the Sponsors a license to use the Dow Jones Industrial Average.

The Sponsors are McLaughlin, Piven, Vogel Securities, Inc. and Reich & Tang Distributors, Inc.

This Prospectus consists of two parts. Part A contains the Summary of Essential Information including descriptive material relating to the Trust and the Statement of Financial Condition of the Trust. Part B contains general information about the Trust. Part A and Part B must be distributed together. Read and retain this Prospectus for future reference.


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--------------------------------------------------------------------------------

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THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE
SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  PROSPECTUS PART A DATED JANUARY 5, 1999

                     SUMMARY OF ESSENTIAL INFORMATION

  As of January 4, 1999, the business day prior to the Initial Date of Deposit


INITIAL DATE OF DEPOSIT OF SECURITIES
IN THE TRUST: January 5, 1999

AGGREGATE VALUE OF SECURITIES      $150,346
NUMBER OF UNITS..................    15,617
FRACTIONAL UNDIVIDED INTEREST IN
 TRUST...........................  1/15,617
PUBLIC OFFERING PRICE PER 100 UNITS
 Aggregate Value of Securities in
 Trust...........................   $150,346
 Plus Estimated Organization
 Costs*..........................       $209
 Divided By 15,617 Units (times
 100)............................    $964.05
 Plus Sales Charge of 3.595% of
 Public Offering Price...........     $35.95
 Public Offering Price+..........  $1,000.00
SPONSOR'S REPURCHASE PRICE AND
 REDEMPTION PRICE PER 100
 UNITS++.........................    $964.05

EVALUATION TIME: 4:00 p.m. New York
 Time.

MINIMUM INCOME OR PRINCIPAL
 DISTRIBUTION: $1.00 per 100 Units


LIQUIDATION PERIOD: Beginning 5 days
 prior to the Mandatory Termination
 Date.

ROLLOVER NOTIFICATION DATE**: March
 20, 2000 or another date as
 determined by the Sponsors.

MANDATORY TERMINATION DATE: The
 earlier of April 10, 2000 or the
 disposition of the last Security in
 the Trust.


 MINIMUM VALUE OF TRUST: The Trust may
  be terminated if the value of the
  Trust is less than 40% of the
  aggregate value of the Securities at
  the completion of the Deposit
  Period.

 CUSIP NUMBERS:Cash: 581775103

                Reinvestment: 581775111

 TRUSTEE: The Chase Manhattan Bank

 TRUSTEE'S FEE: $.86 per 100 Units
  outstanding

 OTHER FEES AND EXPENSES: $.15 per 100
  Units outstanding

 SPONSORS: McLaughlin, Piven, Vogel
  Securities, Inc. and Reich & Tang
  Distributors, Inc.

 AGENT FOR SPONSORS: Reich & Tang
  Distributors, Inc.

 SPONSORS' PORTFOLIO SUPERVISORY,
     outstanding (see "Trust Expenses and
     Charges" in Part B).

BOOKKEEPING AND ADMINISTRATIVE
 FEE: Maximum of $.25 per 100 Units
EXPECTED SETTLEMENT DATE OF
     SECURITIES IN THE TRUST:
     January 8, 1999

    RECORD DATES: June 15 and December 15

    DISTRIBUTION DATES: June 30 and
     December 31

    REINVESTMENT SALES CHARGE: 1.00%

--------

 *Investors will reimburse the Sponsors for all or a portion of the costs incurred in organizing and offering the Trust. These "organization costs" include costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Trust portfolio. The estimated organization costs will be paid to the Sponsors from the assets of the Trust as of the close of the initial public offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs included in the Public Offering Price will be reimbursed to the Sponsors.

**The date by which a Rollover Unitholder must elect to reinvest its terminating distribution in an available series of the Pinnacle Trusts if offered (see "Trust Administration -- Trust Termination").

  +On the Initial Date of Deposit the only cash in the Income or Principal Accounts will represent the estimated organization costs. Anyone purchasing Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.

 ++A Unitholder redeeming over 2,500 Units may request redemptions be made in kind. The Trustee will distribute securities to the Unitholder's McLaughlin, Piven, Vogel broker-dealer account at The Depository Trust Company in book-entry form. As of the close of the initial offering period, the Sponsors' Repurchase Price and Redemption Price for the Trust will be reduced to reflect its estimated organization costs. See "Liquidity -- Trustee Redemption" in Part B.

INVESTMENT OBJECTIVE. The Trust seeks to maximize total return through capital appreciation and current dividend income. There is no guarantee that the objective of the Trust will be achieved.

STRATEGY OF PORTFOLIO SELECTION. The Trust seeks to achieve its objective by attempting to outperform the DJIA (which is not affiliated with the Sponsors) by creating a portfolio that combines the following three investment strategies:

 . investing in the DJIA's ten (10) common stocks having the highest dividend yield (the "Top Ten"),

 . investing in the DJIA's five (5) common stocks having the lowest per share stock price of the Top Ten (the "Focus Five") and

 . investing in a single stock which is the DJIA's second-lowest priced of the Focus Five (the "Penultimate Pick"); each determined as of two business days prior to the Initial Date of Deposit.

  The combination of the three investment strategies is hereinafter referred to as the "Triple Strategy". The Trust's portfolio will be comprised of ten (10) stocks. Approximately 20% of the Trust's assets will be allocated to the Top Ten, approximately 60% will be allocated to the Focus Five and approximately 20% will be allocated to the Penultimate Pick. Within these three categories, stocks will be purchased in approximately equal dollar amounts.

DESCRIPTION OF PORTFOLIO. The Portfolio contains 10 issues of common stock. 100% of the issues are represented by the Sponsors' contracts to purchase. Based upon the principal business of each issuer and current market values, the following industries are represented in the Portfolio: Auto Manufacturing, 2.03%; Banking and Financial, 2.07%; Chemical, 13.96%; Consumer Products, 13.95%; Machinery, 13.99%; Manufacturing, 14.00%; Oil, 4.04%; Photographic Products 2.04%; and Tire and Rubber Manufacturing 33.92%. The Focus Five stocks are Caterpillar Inc., E.I. du Pont de Nemours & Company, The Goodyear Tire & Rubber Co., Minnesota Mining & Manufacturing, and Philip Morris Companies, Inc. and the Penultimate Pick is The Goodyear Tire & Rubber Co., a company with a significant concentration in the tire and rubber manufacturing industry. A trust is considered to be "concentrated" in a particular category or industry when the securities in that category or that industry constitute 25% or more of the total assets of the portfolio.

RISK CONSIDERATIONS. Unitholders can lose money by investing in this Trust. An investment in Units of the Trust should be made with an understanding of the following risks:

  . The combination of the three investment strategies causes the Trust to be concentrated in the Penultimate Pick. The Penultimate Pick is a company deriving a substantial portion of its income from the tire and rubber manufacturing industry.

  . The concentration in the Penultimate Pick puts a greater risk of loss on Unitholders as compared to a less concentrated investment. Investors should compare returns available on less concentrated portfolios before making an investment decision.

  . The financial condition of companies in the Portfolio may worsen or the condition of the stock market may worsen.

  . Since the portfolio of the Trust is fixed and "not managed", in general the Sponsor can only sell securities at the Trust's termination or in order to meet redemptions. As a result, the price at which each security is sold may not be the highest price it attained during the life of the Trust.

  . When cash or a letter of credit is deposited with instructions to purchase securities in order to create additional units, an increase in the price of a particular security between the time of deposit and the time that securities are purchased will cause the units to be comprised of less of that security and more of the remaining securities. In addition, brokerage fees incurred in purchasing the Securities will be an expense of the Trust.

PUBLIC OFFERING PRICE. The Public Offering Price per 100 units of the Trust is calculated by:

  . dividing the aggregate value of the underlying securities and cash held in the Trust by the number of units outstanding;

  . adding a sales charge of 3.595% (3.729% of the net amount invested); and

  . multiplying the result by 100.

In addition,during the initial offering period, an amount sufficient to reimburse the Sponsor for the payment of all or a portion of the estimated organization costs of the Trust will be added to the Public Offering Price per 100 units. The price of a single unit, or any multiple thereof, is calculated by dividing the Public Offering Price per 100 units by 100 and multiplying by the number of units. During the initial offering period, orders involving at least 25,000 Units will be entitled to a volume discount from the Public Offering Price. The Public Offering Price per Unit may vary on a daily basis in accordance with fluctuations in the aggregate value of the underlying Securities and each investors purchase price will be computed as of the date the units are purchased.

ESTIMATED NET ANNUAL DISTRIBUTIONS. The estimated net annual distributions to Unitholders per 100 Units (based on the most recent quarterly or semi-annual ordinary dividend declared with respect to the Securities) as of December 31, 1998 was $24.32. This estimate will vary with changes in the Trust's fees and expenses, actual dividends received, and with the sale of Securities. In addition, because the issuers of common stock are not obligated to pay dividends, there is no assurance that the estimated net annual dividend distributions will be realized in the future.

DISTRIBUTIONS. On June 30, 1999, the Trust will distribute any dividends received to all Unitholders of record on June 15, 1999 and on December 31, 1999 to all Unitholders of record on December 15, 1999.

MARKET FOR UNITS. The Sponsors, although not obligated to do so, intend to maintain a secondary market for the Units and to continuously offer to repurchase the Units of the Trust both during and after the initial public offering period. The secondary market repurchase price will be based on the market value of the Securities in the Trust portfolio. If a market is not maintained a Unitholder will be able to redeem his Units with the Trustee. As a result, the existence of a liquid trading market for these Securities may depend on whether dealers will make a market in these Securities. There can be no assurance of the making or the maintenance of a market for any of the Securities contained in the portfolio of the Trust or of the liquidity of the Securities in any markets made. The price at which the Securities may be sold to meet redemptions and the value of the Units will be adversely affected if trading markets for the Securities are limited or absent.

AUTOMATIC REDEMPTION. Any transfer of Units by Unitholders from their McLaughlin Piven Vogel brokerage account will result in the automatic redemption of those Units.

TERMINATION. The Trust will terminate in approximately fifteen months. At that time investors may choose one of the following three options with respect to their terminating distribution:
  . receive the distribution in-kind if they own at least 2,500 Units;
  . receive cash upon the liquidation of their pro rata share of the
    Securities; or
  . reinvest in a subsequent series of Pinnacle Trusts (if one is offered) at a reduced sales charge.

ROLLOVER OPTION. Unitholders may elect to rollover their terminating distributions into the next available series of Pinnacle Trusts at a reduced sales charge. Upon making this election, a Unitholder's Units will be redeemed and the proceeds will be reinvested in units of the next available series of Pinnacle Trusts. An election to rollover terminating distributions will generally be a taxable event.

REINVESTMENT PLAN. Unitholders may elect to automatically reinvest their distributions, if any (other than the final distribution in connection with the termination of the Trust) into additional units of the Trust at a reduced sales charge of 1.00%.

UNDERWRITING. McLaughlin, Piven, Vogel Securities, Inc., 30 Wall Street, New York, New York 10005, will act as Underwriter for all of the Units of McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust Large Cap Series II.

                         MCLAUGHLIN, PIVEN, VOGEL

                             FAMILY OF TRUSTS

                  THE PINNACLE TRUST LARGE CAP SERIES II

          STATEMENT OF FINANCIAL CONDITION AS OF JANUARY 4, 1999

                                  ASSETS

Investment in Securities -- Sponsor's Contracts to Purchase
  Underlying Securities Backed by Letter of Credit (cost $150,346)
   (Note 1)............................................................ $150,346
Cash...................................................................      209
                                                                        --------
Total.................................................................. $150,555
                                                                        ========

                    LIABILITIES AND INTEREST OF UNITHOLDERS

Reimbursement to Sponsors for Organization Costs (Note 2).............. $    209
                                                                        --------
Interest of Unitholders -- Units of Fractional
  Undivided Interest Outstanding (Pinnacle Trust: 15,617 Units)........  150,346
                                                                        --------
Total.................................................................. $150,555
                                                                        ========
Net Asset Value per Unit............................................... $   9.63
                                                                        ========

---------------------

NOTES TO STATEMENT OF FINANCIAL CONDITION:

  The preparation of financial statements in accordance with generally accepted accounting principles requires Trust management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

  (1) McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust Large Cap Series II (the "Trust") is a unit investment trust created under the laws of the State of New York and registered under the Investment Company Act of 1940. The objective of the Trust, jointly sponsored by McLaughlin, Piven, Vogel Securities, Inc. and Reich & Tang Distributors, Inc. (the "Sponsors"), is to maximize total return through capital appreciation and current dividend income. On January 5, 1999, the "Date of Deposit", Portfolio Deposits were received by The Chase Manhattan Bank, the Trust's Trustee, in the form of executed securities transactions, in exchange for units of the Trust. An irrevocable letter of credit issued by BankBoston in an amount of $200,000 has been deposited with the Trustee for the benefit of the Trust to cover the purchases of such Securities as well as any outstanding purchases of previously-sponsored unit investment trusts of the Sponsors. Aggregate cost to the Trust of the Securities listed in the Portfolio is determined by the Trustee on the basis set forth under "Public Offering -- Offering Price" as of 4:00 p.m. on January 4, 1999. The Trust will terminate on April 10, 2000 or earlier under certain circumstances as further described in the Prospectus.

  (2) A portion of the Public Offering Price consists of cash in an amount sufficient to reimburse the Sponsors for the per Unit portion of all or part of the costs of establishing the Trust. These costs have been estimated at $1.34 per 100 Units for the Trust. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsors will be satisfied. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust.

                         MCLAUGHLIN, PIVEN, VOGEL

                             FAMILY OF TRUSTS

                  THE PINNACLE TRUST LARGE CAP SERIES II

                                 PORTFOLIO

                           AS OF JANUARY 4, 1999

                                                         MARKET
                                                        VALUE OF
                                                       STOCKS AS A
                                                       PERCENTAGE  CURRENT   MARKET      COST OF
 PORTFOLIO NUMBER OF                            TICKER   OF THE    DIVIDEND   VALUE   SECURITIES TO
    NO.     SHARES   NAME OF ISSUER(1)          SYMBOL  TRUST(2)   YIELD(3) PER SHARE THE TRUST(4)
 --------- --------- -----------------          ------ ----------- -------- --------- -------------
     1.       444    Caterpillar Inc.            CAT      13.99%     2.53%  $47.3750    $ 21,035
     2.        37    Chevron Corporation         CHV       2.01      2.97    82.0625       3,036
     3.       380    E.I. du Pont de Nemours              13.96      2.53    55.2500      20,995
                      & Company                   DD
     4.        43    Eastman Kodak Company        EK       2.04      2.47    71.1875       3,061
     5.        42    Exxon Corporation           XON       2.03      2.26    72.6250       3,050
     6.        43    General Motors               GM       2.03      2.82    70.8750       3,048
                      Corporation
     7.       976    The Goodyear Tire &          GT      33.92      2.30    52.2500      50,996
                      Rubber Co.
     8.        29    J.P. Morgan & Company       JPM       2.07      3.69   107.1875       3,109
     9.       282    Minnesota Mining &
                      Manufacturing Co.          MMM      14.00      2.95    74.6250      21,044
    10.       399    Philip Morris Companies,     MO      13.95      3.35    52.5625      20,972
                      Inc.
                                                          -----                         --------
                     Total Investment in                    100%                        $150,346
                      Securities
                                                          =====                         ========

                          FOOTNOTES TO PORTFOLIO

(1) Contracts to purchase the Securities were entered into on January 4, 1999. All such contracts are expected to be settled on or about the First Settlement Date of the Trust which is expected to be January 8, 1999.

(2) Based on the cost of the Securities to the Trust.

(3) Current Dividend Yield for each security was calculated by annualizing the last quarterly or semi-annual ordinary dividend received on the security and dividing the result by its market value as of the close of trading on January 4, 1999.

(4) Evaluation of Securities by the Trustee was made on the basis of closing sales prices at the Evaluation Time on the day prior to the Initial Date of Deposit. The Sponsors' Purchase Price is $150,595. The Sponsors' Loss on the Initial Date of Deposit is $249.

The accompanying notes form an integral part of the Financial Statements.

                      REPORT OF INDEPENDENT AUDITORS

THE UNITHOLDERS, SPONSORS AND TRUSTEE

MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS,

THE PINNACLE TRUST LARGE CAP SERIES II

  We have audited the accompanying Statement of Financial Condition of McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust Large Cap Series II, including the Portfolio, as of January 4, 1999. This financial statement is the responsibility of the Trust's management. Our responsibility is to express an opinion on this financial statement based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation with The Chase Manhattan Bank, Trustee, of an irrevocable letter of credit deposited for the purchase of securities, as shown in the financial statement as of January 4, 1999. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust Large Cap Series II, at January 4, 1999, in conformity with generally accepted accounting principles.

                                                          ERNST & YOUNG LLP

New York, New York

January 4, 1999

   ONE CONVENIENT TRUST COMPRISED OF THREE STRATEGIES THAT HAVE HISTORICALLY
                             "BEATEN THE DOW"

THE TRUST

  Investing in the stock market has proven year after year to be a good way to beat inflation. The Dow Jones Industrial Average (DJIA)* is a leading stock market indicator that provides the data for this fact. This average is a sampling of thirty stocks that represent some of the largest and strongest companies in the world. Their long record of steady earnings, financial resources and economic power have earned them the investor confidence that has given them the nickname "blue chip" stocks.

THE TRUST'S CONCEPT

  The Trust's concept is a simple one: To create a portfolio which combines these three "winning" strategies. The diversification of the Top Ten stocks combined with a concentration of the higher yielding Penultimate Pick and the Focus Five stocks gives the Trust the opportunity to produce above average returns. The portfolio is held for approximately 15 months and then it is liquidated. (For more information see "Options at termination" below.)

THE STRATEGY

  Now you have the opportunity to invest in three strategies simultaneously that have been proven to "beat" the DJIA without having to spend the time, effort and money to buy each stock individually. The Pinnacle Trust Large Cap Series II is a unit investment trust portfolio designed to take advantage of three winning strategies. Historically, these three strategies have each individually beaten the returns of the DJIA over the past twenty-five years. The first strategy is to pick the ten highest-yielding stocks of the thirty stocks that are contained in the DJIA. These are the Top Ten. The second strategy is to choose the five lowest priced stocks of the Top Ten. These are called the Focus Five. The last strategy is to choose the second lowest priced stock of the Focus Five. This is the Penultimate Pick. The strategies are combined to produce a portfolio of ten stocks with 20% of the Trust invested in the Top Ten, 60% in the Focus Five and 20% in the Penultimate Pick. Although stocks are purchased in equal dollar amounts, actual weightings of the strategies and stocks overlap because the Penultimate Pick is included in the Focus Five and both are included in the Top Ten. The charts below show the effect these strategies may have on your investment. For example, if in 1973 you had hypothetically invested $10,000 in the DJIA, your investment would be worth approximately $213,856 ($99,233 net of sales charges and expenses) today. But, if you had hypothetically invested the same $10,000 applying this triple strategy, your investment would be worth approximately $1,527,400 ($750,390 net of sales charges and Trust expenses) today. These hypothetical returns do not include commissions and taxes or reflect the effect of market fluctuations if a stock in the portfolio of one of the strategies was sold at any point in time. There can be no assurance that these results will be achieved as past performance is no guarantee of future results.
--------
* The DJIA is the property of Dow Jones & Company, Inc. and the company is not affiliated with the Sponsors and has not participated in any way in the creation of the trust or in the portfolio and has not approved any information included herein.

                                      (i)

             CHART A                                CHART B

             CHART C                                CHART D

The charts assume that all dividends during the one year are reinvested at the end of that year. The performance of the hypothetical Triple Strategy Trust in charts C and D are net of sales charges (3.595% for first year, and 3.095% for each subsequent year) and estimated expenses of .260%. For a complete explanation to calculate the hypothetical performance of the Triple Strategy, see "Comparison of Total Returns" in Part B. There can be no assurance that the Trust will outperform the DJIA over its 15-month life or over consecutive roll over periods, if available. The strategy outperformed the DJIA in 18 out of the past 25 years (14 years if trust sales charges and expenses were deducted from the Hypothetical Triple Strategy Trust performance). (Of course, that also means the strategy underperformed the DJIA in seven of those years).


                                      (ii)

TRIPLE STRATEGY TRUST INVESTING

Time Invested vs. Investment Timing -- This Trust is based on the theory that you are rolling over your units at termination. The Trust may not exceed the DJIA in any one year or consecutive roll over periods, if available; however, historically, long term cumulative returns from this philosophy beat the DJIA. It's not the timing of the purchase that counts, it's the length of time that you are invested.
Contrarian Reasoning -- Buy what others are selling.
Dividends Count -- Dividends contribute greatly to your total return.
Layered Strategies Work -- Look at the charts and notice how the DJIA has been beaten by these strategies. It is our opinion that if one strategy works well, then three strategies may work better.

FEATURES

 . Convenience -- Ownership of ten blue chip stocks with the ease of a single purchase.
 . Liquidity -- You may sell your units on any business day at the then current net asset value. However, since market values fluctuate, your units may be worth more or less than your original investment.
 . Low minimum investment -- May be as low as $1,000.
 . Options at termination -- You may receive cash, stock-in-kind (unitholders owning 2,500 units or more) or roll your proceeds into a new Pinnacle Trust Series, if available, at a reduced sales charge. Unitholders may be subject to tax liability at Trust Termination.
 . No management fees -- This is an unmanaged portfolio and therefore no additional management fees are charged.

RISK CONSIDERATIONS

  An investment in Units of the Trust should be made with an understanding of the risks associated with investments in common stocks, which include the risk that the financial condition of the issuers may become impaired or that the general condition of the stock market may worsen. In addition, because the Trust may be considered to be "concentrated" in stocks of companies deriving a substantial portion of their income from a single industry, and that the combination of the three investment strategies causes the Trust to be "concentrated" in the Penultimate Pick, investors should consider the greater risk of such concentrations and the effect on their investment versus a more diversified portfolio and compare those returns before making an investment decision.

                                     (iii)

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

--------------------------------------------------------------------------------

                 MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS
                     THE PINNACLE TRUST LARGE CAP SERIES II

--------------------------------------------------------------------------------

                               PROSPECTUS PART B

                      PART B OF THIS PROSPECTUS MAY NOT BE
                       DISTRIBUTED UNLESS ACCOMPANIED BY
                                     PART A

                                   THE TRUST

  ORGANIZATION. McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust Large Cap Series II consists of a "unit investment trust" designated as set forth in Part A. The Trust was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement"), dated the Initial Date of Deposit, among McLaughlin, Piven, Vogel Securities, Inc. and Reich & Tang Distributors, Inc., as Sponsors, and The Chase Manhattan Bank, as Trustee.

  On the Initial Date of Deposit, the Sponsors deposited with the Trustee common stock, including funds and delivery statements relating to contracts for the purchase of certain such securities (collectively, the "Securities") with an aggregate value as set forth in Part A and cash or an irrevocable letter of credit issued by a major commercial bank in the amount required for such purchases. Thereafter the Trustee, in exchange for the Securities so deposited, has registered on the registration books of the Trust evidence of the Sponsors' ownership of all Units of the Trust. The Sponsors have a limited right to substitute other securities in the Trust portfolio in the event of a failed contract. See "The Trust -- Substitution of Securities." The Sponsors may also, in certain circumstances, direct the Trustee to dispose of certain Securities if the Sponsors believe that, because of market or credit conditions, or for certain other reasons, retention of the Security would be detrimental to Unitholders. See "Trust Administration Portfolio -- Supervision."

  As of the Initial Date of Deposit, a "Unit" represents an undivided interest or pro rata share in the Securities and cash of the Trust in the ratio of one hundred Units for the indicated amount of the aggregate market value of the Securities initially deposited in the Trust as is set forth in the "Summary of Essential Information." As additional Units are issued by the Trust as a result of the deposit of Additional Securities, as described below, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest or pro rata share in such Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsors, or until the termination of the Trust Agreement.

  DEPOSIT OF ADDITIONAL SECURITIES. With the deposit of the Securities in the Trust on the Initial Date of Deposit, the Sponsors established a proportionate relationship among the initial aggregate value of specified Securities in the Trust. During the 90 days subsequent to the Initial Date of Deposit (the "Deposit Period"), the Sponsors may deposit additional Securities in the Trust that are substantially similar to the Securities already deposited in the Trust ("Additional Securities"), contracts to purchase Additional Securities or cash with instructions to purchase Additional Securities, in order to create additional Units, maintaining to the extent practicable the original proportionate relationship of the number of shares of each Security in the Trust portfolio on the Initial Date of Deposit. These additional Units, which will result in an increase in the number of Units outstanding, will each represent, to the extent practicable, an undivided interest in the same number and type of securities of identical issuers as are represented by Units issued on the Initial Date of Deposit. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, or unavailability of Securities. The composition of the Trust portfolio may change slightly based on certain adjustments made to reflect the disposition of Securities and/or the receipt of a stock dividend, a stock split or other distribution with respect to such Securities, including Securities received in exchange for shares or the reinvestment of the proceeds distributed to Unitholders. Deposits of Additional Securities in the Trust subsequent to the Deposit Period must replicate exactly the existing proportionate relationship among the number of shares of Securities in the Trust portfolio. Substitute Securities may be acquired under specified conditions when Securities originally deposited in the Trust are unavailable (see "The Trust -- Substitution of Securities" below).

  OBJECTIVE. The objective of the Trust is to maximize total return through capital appreciation and current dividend income. The Trust seeks to achieve its objective by attempting to outperform the Dow Jones Industrial Average ("DJIA") (which is not affiliated with the Sponsors) by creating a portfolio that combines the following three investment strategies: (1) investing in the DJIA's ten (10) common stocks having the highest dividend yield (the "Top Ten"), (2) investing in the DJIA's five (5) common stocks having the lowest per share stock price of the Top Ten (the "Focus Five") and (3) investing in a single stock which is the DJIA's second-lowest priced of the Focus Five (the "Penultimate Pick"); each determined as of two business days prior to the Initial Date of Deposit. The combination of the three investment strategies is hereinafter referred to as the "Triple Strategy".The Trust's portfolio will be comprised of ten (10) stocks. Approximately 20% of the Trust's assets will be comprised of the Top Ten, approximately 60% will be comprised of the Focus Five and approximately 20% will be comprised of the Penultimate Pick. Within these three categories, stocks will be purchased in approximately equal dollar amounts. Due to the fact that all of the Focus Five are also represented in the Top Ten, and that the Penultimate Pick appears in both the Focus Five and Top Ten, overlap will result in a difference in the actual weighting of the stocks in the portfolio as well as the actual weighting of the three strategies relative to each other in the portfolio on the Initial Date of Deposit. For the actual percentage of each stock in the portfolio, see "Portfolio" in Part A. (Also see "The Trust -- Objective" and "The Trust -- The Securities" in Part B.) As used herein, the term "highest dividend yield" means the yield for each Security calculated by annualizing the last quarterly or semi-annual ordinary dividend distributed on that Security and dividing the result by the market value of that Security as of two business days prior to the Initial Date of Deposit. This rate is historical, and there is no assurance that any dividends will be declared or paid in the future on the Securities in the Trust. As used herein, the term "Securities" means the common stocks initially deposited in the Trust and described in "Portfolio" in Part A and any additional common stocks acquired and held by the Trust pursuant to the provisions of the Indenture.

  Investing in DJIA stocks with the highest dividend yields may be effective in achieving the Trust's investment objective because regular dividends are common for established companies and dividends have accounted for a substantial portion of the total return on DJIA stocks as a group. There can be no assurance that the dividend rates will be maintained. Reduction or elimination of a dividend could adversely affect the stock price as well. Purchasing a portfolio of these stocks as opposed to one or two stocks can achieve a more diversified holding. There is only one investment decision instead of ten. An investment in the Trust can be cost-efficient, avoiding the odd-lot costs of buying small quantities of securities directly. An investment in a number of companies with high dividends relative to their stock prices is designed to increase the Trust's potential for higher returns. The Trust's return will consist of a combination of capital appreciation and current dividend income. The Trust will terminate in approximately fifteen months, at which time investors may choose to either receive the distributions in kind (if they own at least 2,500 Units), in cash or reinvest in a subsequent series of Pinnacle Trusts (if available) at a reduced sales charge. Further, the Securities may appreciate or depreciate in value, dependent upon the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general and the Securities in particular. Investors should note that the Trust's selection criteria was applied to the Securities two business days prior to the Initial Date of Deposit. Since the Sponsors may deposit additional Securities in connection with the sale of additional Units, the yields on these Securities may change subsequent to the Initial Date of Deposit. Therefore, there is no guarantee that the objective of the Trust will be achieved.

  THE SECURITIES. Each of the Securities has been taken from the Dow Jones Industrial Average ("DJIA"). The DJIA comprises 30 common stocks chosen by the editors of The Wall Street Journal as representative of the broad market and of American industry. The companies are major factors in their industries and their stocks are widely held by individuals and institutional investors. Changes in the components of the DJIA are made entirely by the editors of The Wall Street Journal without consultation with the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely. Most substitutions have been the result of mergers, but from time to time, changes may be made to achieve a better representation. The components of the DJIA may be changed at any time for any reason. Any changes in the components of the DJIA after the date of this Prospectus will not cause a change in the identity of the common stocks included in the Trust's portfolio, including any Additional Securities deposited in the Trust.

  The first DJIA, consisting of 12 stocks, was published in The Wall Street Journal in 1896. The list grew to 20 stocks in 1916 and to 30 stocks on October 1, 1928. For two periods of 17 consecutive years each, there were no changes to the list: March 1939-July 1956 and June 1959-August 1976. The DJIA last changed on March 17, 1997.

                     Stocks Currently Comprising the DJIA
                     ------------------------------------
 AT&T Corporation                            Hewlett-Packard Co.
                                             International Business Machines
 Allied Signal                               Corporation
 Aluminum Company of America                 International Paper Company
 American Express Company                    Johnson & Johnson
 Boeing Company                              J.P. Morgan & Company
 Caterpillar Inc.                            McDonald's Corporation
 Chevron Corporation                         Merck & Company, Inc.
                                             Minnesota Mining & Manufacturing
 Citigroup Inc.                              Company
 Coca-Cola Company                           Philip Morris Companies, Inc.
 E.I. du Pont de Nemours & Company           Proctor & Gamble Company
 Eastman Kodak Company                       Sears, Roebuck & Company
 Exxon Corporation                           Union Carbide Corporation
 General Electric Company                    United Technologies Corporation
 General Motors Corporation                  Wal-Mart Stores, Inc.
 Goodyear Tire & Rubber Company              Walt Disney Company

  The yield for each Security was calculated by annualizing the last quarterly or semi-annual ordinary dividend distributed and dividing the result by the market value of the Security as of two business days prior to the Initial Date of Deposit. This formula (an objective determination) served as the basis for the Sponsors' selection of the Top Ten. The companies represented in the Trust are some of the most well-known and highly capitalized companies in America. The Securities were selected irrespective of any research recommendation by the Sponsors. Investing in the stocks of the DJIA may be effective as well as conservative because regular dividends are common for established companies and dividends have accounted for a substantial portion of the total return on stocks comprising the DJIA.

  Although the McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust Large Cap Series II was not available until this year, during the last 25 years, the strategy of investing in approximately equal values of the ten highest yielding stocks each year generally would have yielded a higher total return than an investment in all 30 stocks which make up the DJIA. The following table shows the hypothetical performance of investing approximately equal amounts in each of the Top Ten, Focus Five, Penultimate Pick and the combined Triple Strategy at the beginning of each year and rolling over the proceeds. The total returns do not reflect sales charges, commissions or taxes. These results represent past performance of the Top Ten, Focus Five, Penultimate Pick and Triple Strategy, and should not be considered indicative of future results of the Trust. The Trust's annual total return may not exceed the DJIA in any one year; however, historically, long term cumulative total returns from these strategies has outperformed the cumulative returns of the DJIA. The Top Ten, Focus Five, Penultimate Pick and Triple Strategy each underperformed the DJIA in certain years. Also, investors in the Trust may not realize as high a total return as on a direct investment in each of the Top Ten, Focus Five, Penultimate Pick or Triple Strategy since the Trust has sales charges and expenses and may not be fully invested at all times. Unit prices fluctuate with the value of the underlying stocks, and there is no assurance that dividends on these stocks will be paid or that the Units will appreciate in value.

  The following table compares the actual performance of the DJIA and approximately equal values of each of the Top Ten, Focus Five, Penultimate Pick or Hypothetical Triple Strategy Trust in each of the past 25 years, as of December 31 in each of these years:

                        COMPARISON OF TOTAL RETURNS(/1/)

                    For Calendar Years ending 12/31/97
  (Unless indicated, Total Returns do not include sales charges, commissions, taxes or other expenses)

                                                                      HYPOTHETICAL
          DOW JONES                                  HYPOTHETICAL   TRIPLE STRATEGY
CALENDAR  INDUSTRIAL  TOP TEN    FOCUS   PENULTIMATE    TRIPLE    TRUST--NET OF SALES
  YEAR     AVERAGE      OF      FIVE OF    PICK OF     STRATEGY         CHARGES
 ENDED      (DJIA)   DJIA(/2/) DJIA(/2/)  DJIA(/2/)   TRUST(/3/)  & EXPENSES(/3/)(/4/)
--------  ---------- --------- --------- ----------- ------------ --------------------
  1973      -13.10%     3.90%    19.60%     73.40%       27.22%           23.47%
  1974      -23.10     -1.30     -3.80     -41.70       -10.88           -14.13
  1975       44.40     55.90     70.10     157.20        84.68            81.43
  1976       22.70     34.80     40.80      55.10        42.46            39.21
  1977      -12.70      0.90      4.50       4.30         3.74             0.49
  1978        2.70     -0.10      1.70       1.00         1.20            -2.05
  1979       10.50     12.40      9.90     -10.10         6.40             3.15
  1980       21.50     27.20     40.50      50.60        39.86            36.61
  1981       -3.40      5.00      0.00      27.30         6.46             3.21
  1982       25.80     23.60     37.40      95.30        46.22            42.97
  1983       25.70     38.70     36.10      36.10        36.62            33.37
  1984        1.10      7.60     12.60      -2.80         8.52             5.27
  1985       32.80     29.50     37.80      26.40        33.86            30.61
  1986       26.90     32.10     27.90      29.60        29.08            25.83
  1987        6.00      6.10     11.10       3.30         8.54             5.29
  1988       16.00     22.90     18.40      19.50        19.52            16.27
  1989       31.70     26.50     10.50      12.90        14.18            10.93
  1990       -0.40     -7.60    -15.20     -17.40       -14.12           -17.37
  1991       23.90     39.30     61.90     185.60        82.12            78.87
  1992        7.40      7.90     23.10      69.10        29.26            26.01
  1993       16.80     27.30     34.30      39.10        33.86            30.61
  1994        4.90      4.10      8.60     -37.40        -1.50            -4.75
  1995       36.40     36.70     30.50      21.70        29.98            26.73
  1996       28.90     27.90     26.00      28.10        26.80            23.55
  1997       24.70     21.60     20.00      49.90        26.30            23.05

---------------------
(1) Total return does not take into consideration any sales charges, commissions, expenses or taxes EXCEPT for total returns cited for the Hypothetical Triple Strategy Trust. The Total Return represents the sum of Appreciation and Actual Dividend Yield. (i) Appreciation for the Top Ten, Focus Five and Penultimate Pick is calculated by subtracting the market value of these stocks as of the first trading day on the New York Stock Exchange in a given calendar year from the market value of those stocks as of the last trading day in that calendar year, and dividing the result by the market value of the stocks as of the first trading day in that calendar year. Appreciation for the DJIA is calculated by subtracting the opening value of the DJIA as of the first trading day in each calendar year from the closing value of the DJIA as of the last trading day in that calendar year, and dividing the result by the opening value of the DJIA as of the first trading day in that calendar year. (ii) Actual Dividend Yield for the Top Ten, Focus Five and Penultimate Pick is calculated by adding the total dividends received on the stocks in the calendar year and dividing the result by the market value of the stocks as of the first trading day in that calendar year. Actual Dividend Yield for the DJIA is calculated by taking the total dividends credited to the DJIA and dividing the result by the opening value of the DJIA as of the first trading day in that calendar year.
(2) The Top Ten, Focus Five and Penultimate Pick in any given calendar year were selected by ranking the dividend yields for each of the stocks in the DJIA as of the beginning of that calendar year, based upon an annualization of the last quarterly or semi-annual regular dividend distribution (which would have been declared in the preceding calendar year) divided by that stock's market value on the first trading day on the New York Stock Exchange in that calendar year.
(3) The Total Return Performance for the Hypothetical Triple Strategy Trust is calculated by combining the Total Return, as calculated in footnote (1) above, of the three investment strategies, the Top Ten, Focus Five and Penultimate Pick, in any given calendar year based upon the same weighted average which this Trust will be employing: 20% comprised of the Top Ten, 60% of the Focus Five and 20% of the Penultimate Pick. Within these three categories, stocks will be purchased in approximately equal dollar amounts. Footnote (2) above describes the selection process of each strategy.

(4) Total Return for Hypothetical Triple Strategy Trust is net of sales charges (3.595% for the first year, 3.095% for each subsequent year) and estimated expenses of .260%.
   These results represent past performance and should not be considered indicative of future results of this Trust. Unit prices may fluctuate with the value of the underlying stocks, and there is no assurance that dividends on these stock will be paid or that the Units will appreciate in value. Trust performance will differ from the Hypothetical Triple Strategy Trust because (i) of commissions, (ii) the portfolio is established and liquidated at different times during the year, (iii) stocks may be purchased and sold at prices different from those used in determining unit price, (iv) the Trust may not be fully invested at all times, and (v) stocks may not be weighted equally. The Triple Strategy Trust may have been concentrated in different industries than this Trust.

  The contracts to purchase Securities deposited initially in the Trust are expected to settle in three business days, in the ordinary manner for such Securities. Settlement of the contracts for Securities is thus expected to take place prior to the settlement of purchase of Units on the Initial Date of Deposit.

  SUBSTITUTION OF SECURITIES. In the event of a failure to deliver any Security that has been purchased for the Trust under a contract ("Failed Securities"), the Sponsors are authorized under the Trust Agreement to direct the Trustee to acquire other securities ("Substitute Securities") to make up the original corpus of the Trust.

  The Substitute Securities must be purchased within 20 days after delivery of the notice of the failed contract. Where the Sponsors purchase Substitute Securities in order to replace Failed Securities, the purchase price may not exceed the purchase price of the Failed Securities and the Substitute Securities must be substantially similar to the Securities originally contracted for and not delivered.

  Whenever a Substitute Security has been acquired for the Trust, the Trustee shall, within five days thereafter, notify all Unitholders of the Trust of the acquisition of the Substitute Security and the Trustee shall, on the next Distribution Date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Substitute Security.

  In the event no substitution is made, the proceeds of the sale of Securities will be distributed to Unitholders as set forth under "Rights of Unitholders --
 Distributions." In addition, if the right of substitution shall not be utilized to acquire Substitute Securities in the event of a failed contract, the Sponsor will cause to be refunded the sales charge attributable to such Failed Securities to all Unitholders, and distribute the principal and dividends, if any, attributable to such Failed Securities on the next Distribution Date.

                              RISK CONSIDERATIONS

  FIXED PORTFOLIO. The value of the Units will fluctuate depending on all of the factors that have an impact on the economy and the equity markets. These factors similarly impact the ability of an issuer to distribute dividends. Unlike a managed investment company in which there may be frequent changes in the portfolio of securities based upon economic, financial and market analyses, securities of a unit investment trust, such as the Trust, are not subject to such frequent changes based upon continuous analysis. All the Securities in the Trust are liquidated or distributed during the Liquidation Period. Since the Trust will not sell Securities in response to ordinary market fluctuation, but only at the Trust's termination or upon the occurrence of certain events, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trust. Some of the Securities in the Trust may also be owned by other clients of the Sponsors and their affiliates. However, because these clients may have differing investment objectives, the Sponsors may sell certain Securities from those accounts in instances where a sale by the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. Investors should consult with their own financial advisers prior to investing in the Trust to determine its suitability. (See "Trust Administration -- Portfolio Supervision" below.)

  ADDITIONAL SECURITIES. Investors should be aware that in connection with the creation of additional Units subsequent to the Initial Date of Deposit, the Sponsors may deposit Additional Securities, contracts to purchase Additional Securities or cash with instructions to purchase Additional Securities, in each instance maintaining the original proportionate relationship, subject to adjustment under certain circumstances, of the numbers of shares of each Security in the Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trust. Brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust.

  Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Unitholder's Units and the Income per Unit received by the Trust. In particular, Unitholders who purchase Units during the initial offering period would experience a dilution of their investment as a result of any brokerage fees paid by the Trust during subsequent deposits of Additional Securities purchased with cash deposited. In order to minimize these effects, the Trust will try to purchase Securities as near as possible to the Evaluation Time or at prices as close as possible to the prices used to evaluate Trust Units at the Evaluation Time.

  In addition, subsequent deposits to create such additional Units will not be covered by the deposit of a bank letter of credit. In the event that the Sponsors do not deliver cash in consideration for the additional Units delivered, the Trust may be unable to satisfy its contracts to purchase the Additional Securities. The failure of the Sponsors to deliver cash to the Trust, or any delays in the Trust receiving such cash, may have significant adverse consequences for the Trust.

  COMMON STOCK. Since the Trust contains common stocks of domestic issuers, an investment in Units of the Trust should be made with an understanding of the risks inherent in any investment in common stocks including the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus in the value of the Units). Additional risks include those associated with the right to receive payments from the issuer which is generally inferior to the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stocks have a right to receive dividends only when, if, and in the amounts declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stocks usually have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also usually entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks.

  Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of debt securities. The issuance of debt securities or even preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (which value will be subject to market fluctuations prior thereto), common stocks have neither fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the common stocks remain outstanding. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The value of the common stocks in the Trust thus may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

  PENULTIMATE PICK. The Trust will be "concentrated" in the common stock of the Penultimate Pick. Information regarding such company is available by inspecting or copying certain reports, proxies and informational statements and other information filed by such company in accordance with the Securities Exchange Act of 1934 at the public reference facilities maintained at the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies can be obtained from the Public Reference Section of the Securities and Exchange Commission at the same address at prescribed rates.

  TIRE AND RUBBER MANUFACTURING COMPANIES. The Trust may be considered to be concentrated in the common stock of a company engaged in the tire and rubber manufacturing industry and, as a result, the value of the Units of the Trust may be susceptible to various factors affecting this industry. This industry involves companies who: (i) produce tires for various commercial and retail uses (ii) process and sell natural rubber (iii) develop, manufacture, distribute and sell various rubber products and (iv) produce and sell other miscellaneous rubber products.

  Factors which could adversely affect companies in the tire and rubber industry include, but are not limited to, (i) products may be subject to rapid obsolescence; (2) various environmental and occupational health and safety laws and regulations can be expensive to comply with and result in significant liability if not complied with; (3) changes in legislation could adversely affect a company; (4) competition on a global scale may subject companies within this industry to the added risks of foreign markets, particularly risks associated with foreign economic crises and political unrest; (5) intense competition within the industry both domestically and internationally can lead to intense price competition and reduced profit margins; and (6) a shortage in the sources and availability of raw materials that are used in manufacturing the various rubber products could lead to an increase in production costs and decreased ability to compete.

  The Sponsors believe that the information summarized above for the tire and rubber manufacturing describes some of the more significant aspects relating to the risks associated with investing in the Trust which may have a "concentration" in this industry. The sources of such information are obtained from research reports as well as other publicly available documents. While the Sponsors have not independently verified this information, they have no reason to believe that such information is not correct in all material respects.

  YEAR 2000 ISSUE. Many existing computer programs use only two digits to identify a year in the date field and were designed and developed without considering the impact of the upcoming change in the century. Therefore, for example, the year "2000" would be incorrectly identified as the year "1900". If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000, requiring substantial resources to remedy. The Sponsors and Trustee believe that the "Year 2000" problem is material to their business and operations and have a material adverse effect on the Sponsors' and the Trustee's results of operations and, in turn, cash available for distribution by the Trustee. Although the Sponsors and the Trustee are addressing the problem with respect to their business operations, there can be no assurance that the "Year 2000" problem will be properly or timely resolved. The "Year 2000" problem may also adversely affect issuers of the Securities contained in the Trust to varying degrees based upon various factors. The Sponsors are unable to predict what effect, if any, the "Year 2000" problem will have on such issuers.

  LEGISLATION. At any time after the Initial Date of Deposit, legislation may be enacted, with respect to the Securities in the Trust or the issuers of the Securities. Changing approaches to regulation, particularly with respect to the environment or with respect to the petroleum industry, may have a negative impact on certain companies represented in the Trust. Future legislation, regulation or deregulation may have a material adverse effect on the Trust or may impair the ability of the issuers of the Securities to achieve their business goals.

  LEGAL PROCEEDINGS AND LITIGATION. At any time after the Initial Date of Deposit, legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to the Securities in the Trust or to matters involving the business of the issuer of the Securities. Future legal proceedings or legislation may have a material adverse impact on the Trust or may impair the ability of the issuers of the Securities to achieve their business and investment goals.

                                PUBLIC OFFERING

  OFFERING PRICE. In calculating the Public Offering Price, the aggregate value of the Securities and any cash held to purchase Securities is divided by the number of Units outstanding. In addition, during the initial offering period a portion of the Public Offering Price per 100 Units also consists of cash in an amount sufficient to pay the per 100 Units portion of all or a part of the cost incurred in organizing and offering the Trust. See "Trust Expenses and Charges." The aggregate value of the Securities is determined in good faith by the Trustee on each "Business Day" as defined in the Indenture in the following manner: because the Securities are listed on a national securities exchange, this evaluation is based on the last sale price on that exchange as of the Evaluation Time (unless the Trustee deems these prices inappropriate as a basis for valuation). If the Trustee deems these prices inappropriate as a basis for evaluation, then the Trustee may utilize, at the Trust's expense, an independent evaluation service or services to ascertain the values of the Securities. The independent evaluation service shall use any of the following methods, or a combination thereof, which it deems appropriate: (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Securities on the bid side of the market or by such other appraisal deemed appropriate by the Trustee or (c) by any combination of the above, each as of the Evaluation Time.

  VOLUME AND OTHER DISCOUNTS. Units are available at a volume discount from the Public Offering Price during the initial public offering based upon the number of Units purchased. This volume discount will result in a reduction of the sales charge applicable to such purchases. The approximate reduced sales charge on the Public Offering Price applicable to such purchases are as follows:

                                   APPROXIMATE
                                     REDUCED
                                      SALES
     NUMBER OF UNITS                 CHARGE
     ---------------               -----------
     25,000 but less than 50,000      3.245%
     50,000 but less than 100,000     2.995%
     100,000 or more                  2.745%

  For transactions of at least 100,000 Units or more, the Sponsors intends to negotiate the applicable sales charge and such charge will be disclosed to any such purchaser.

  These discounts will apply to all purchases of Units by the same purchaser during the initial public offering period. Units purchased by the same purchasers in separate transactions during the initial public offering period will be aggregated for purposes of determining if such purchaser is entitled to a discount provided that such purchaser must own at least the required number of Units at the time such determination is made. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed for the purposes hereof to be registered in the name of the purchaser. The discount is also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

  The holders of units of prior series of Pinnacle Trusts (the "Prior Series") may "rollover" into this Trust by exchanging units of the Prior Series for Units of the Trust at their relative net asset values plus the applicable sales charge. Unitholders maintaining an account at McLaughlin, Piven, Vogel Securities, Inc. exercising this option, may purchase such Units subject to a reduced sales charge of 3.095%. An exchange of a Prior Series for Units of the Trust will generally be a taxable event. The rollover option described herein will also be available to investors in the Prior Series who elect to purchase Units of the Trust (see "Trust Termination").

  Unitholders with a brokerage account at McLaughlin, Piven, Vogel Securities, Inc. will receive one commission-free trade to buy equity securities any time following the first settlement date of the Trust (see "Summary of Essential Information" in Part A). Unitholders executing a commission-free trade to buy equity securities will be charged a $14.50 processing fee.

  Investors who purchase Units of the Trust through an IRA, Keogh Plan, pension fund or other qualified retirement plan maintained at McLaughlin, Piven, Vogel Securities, Inc. will be subject to a reduced sales charge of 2.0%.

  Employees (and their immediate families) of McLaughlin, Piven, Vogel Securities, Inc. and Reich & Tang Distributors, Inc. (and their affiliates) and of the special counsel to the Sponsors, may, pursuant to employee benefit arrangements, purchase Units of the Trust without a Sales charge at a price equal to the aggregate value of the underlying securities in the Trust, divided by the number of Units outstanding. Such arrangements result in less selling effort and selling expenses than sales to employee groups of other companies. Resales or transfers of Units purchased under the employee benefit arrangements may only be made through the Sponsors' secondary market, so long as it is being maintained.

  DISTRIBUTION OF UNITS. During the initial offering period and thereafter to the extent additional Units continue to be offered by means of this Prospectus, Units will be distributed by the Sponsors and dealers at the Public Offering Price. The initial offering period is thirty days after each deposit of Securities in the Trust and the Sponsors may extend the initial offering period for successive thirty day periods. The Sponsors intend to qualify the Units for sale in certain states.

  SPONSORS' PROFITS. The Sponsors will receive a combined gross underwriting commission equal to up to 3.595% of the Public Offering Price per 100 Units (equivalent to 3.729% of the net amount invested in the Securities). Additionally, the Sponsors may realize a profit on the deposit of the Securities in the Trust representing the difference between the cost of the Securities to the Sponsors and the cost of the Securities to the Trust (See "Portfolio"). The Sponsors may realize profits or sustain losses with respect to Securities deposited in the Trust which were acquired from underwriting syndicates of which they were a member. All or a portion of the Securities deposited in the Trust may have been acquired through the Sponsors.

  During the initial offering period and thereafter to the extent additional Units continue to be offered by means of this Prospectus, the Underwriter may also realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence in the Public Offering Price received by the Sponsors for the Units. Cash, if any, made available to the Sponsors prior to settlement date for the purchase of Units may be used in the Sponsors' business subject to the limitations of 17 CFR 240.15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsors.

  Both upon acquisition of Securities and termination of the Trust, the Trustee may utilize the services of the Sponsors for the purchase or sale of all or a portion of the Securities in the Trust. The Sponsors may receive brokerage commissions from the Trust in connection with such purchases and sales in accordance with applicable law.

  In maintaining a market for the Units (see "Sponsors Repurchase") the Sponsors will realize profits or sustain losses in the amount of any difference between the price at which it buys Units and the price at which it resells such Units.

                             RIGHTS OF UNITHOLDERS

  BOOK-ENTRY UNITS. Ownership of Units of the Trust will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form at The Depository Trust Company ("DTC") through an investor's McLaughlin, Piven, Vogel brokerage account. Units held through DTC will be deposited by the Sponsors with DTC in the McLaughlin, Piven, Vogel DTC account and registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in the Trust will be made in book-entry form through DTC. Ownership and transfer of Units will be evidenced and accomplished directly and indirectly only by book-entries made by DTC and its participants. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sale from their McLaughlin, Piven, Vogel representative. Transfer, and the requirements therefor, will be governed by the applicable procedures of DTC and the Unitholder's agreement with the DTC participant in whose name the Unitholder's Units are registered on the transfer records of DTC.

  DISTRIBUTIONS. Dividends received by the Trust are credited by the Trustee to an Income Account for the Trust. Other receipts, including the proceeds of Securities disposed of, are credited to a Principal Account for the Trust.

  Distributions to each Unitholder from the Income Account are computed as of the close of business on each Record Date for the following payment date and consist of an amount substantially equal to such Unitholder's pro rata share of the income credited to the Income Account, less expenses. Distributions from the Principal Account of the Trust (other than amounts representing failed contracts, as previously discussed) will be computed as of each Record Date, and will be made to the Unitholders of the Trust on or shortly after the Distribution Date. Proceeds representing principal received from the disposition of any of the Securities between a Record Date and a Distribution Date which are not used for redemptions of Units will be held in the Principal Account and not distributed until the next Distribution Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the Distribution Date after such purchase.

  As of each Record Date, the Trustee will deduct from the Income Account of the Trust, and, to the extent funds are not sufficient therein, from the Principal Account of the Trust, amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under "Trust Expenses and Charges"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any applicable taxes or other governmental charges that may be payable out of the Trust. Amounts so withdrawn shall not be considered a part of such Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Principal Accounts such amounts as may be necessary to cover redemptions of Units by the Trustee.

  The dividend distribution per 100 Units, if any, cannot be anticipated and may be paid as Securities are redeemed, exchanged or sold, or as expenses of the Trust fluctuate. No distribution need be made from the Income Account or the Principal Account unless the balance therein is an amount sufficient to distribute $1.00 per 100 Units.

  RECORDS. The Trustee shall furnish Unitholders in connection with each distribution a statement of the amount of dividends and interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per 100 Units. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unitholder of record, a statement showing
(a) as to the Income Account: dividends, interest and other cash amounts received, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, deductions for applicable taxes and fees and expenses of the Trust, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year; (b) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom, deductions for payments of applicable taxes and fees and expenses of the Trust, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year; (c) a list of the Securities held, a list of Securities purchased, sold or otherwise disposed of during the calendar year and the number of Units outstanding on the last business day of such calendar year; (d) the Redemption Price per 100 Units based upon the last computation thereof made during such calendar year; and (e) amounts actually distributed to Unitholders during such calendar year from the Income and Principal Accounts, separately stated, of the Trust, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year.

  The Trustee shall keep available for inspection by Unitholders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee, including records of the names and addresses of Unitholders, a current list of Securities in the portfolio and a copy of the Trust Agreement.

                                   LIQUIDITY

  SPONSORS REPURCHASE. Unitholders who wish to dispose of their Units should inquire of the Sponsors as to current market prices prior to making a tender for redemption. The aggregate value of the Securities will be determined by the Trustee on a daily basis and computed on the basis set forth under "Trustee Redemption." The Sponsors do not guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units. The Sponsors may discontinue the repurchase of Units if the supply of Units exceeds demand, or for other business reasons. The date of repurchase is deemed to be the date on which redemption requests are received in proper form, by McLaughlin, Piven, Vogel Securities, Inc., 30 Wall Street, New York, New York 10005 or Reich & Tang Distributors Inc., 600 Fifth Avenue, New York, New York 10020. Redemption requests received after 4 P.M., New York Time, will be deemed to have been repurchased on the next business day. In the event a market is not maintained for the Units, a Unitholder may be able to dispose of Units only by tendering them to the Trustee for redemption.

  Units purchased by the Sponsors in the secondary market may be reoffered for sale by the Sponsors at a price based on the aggregate value of the Securities in the Trust plus a 3.595% sales charge (or 3.729% of the net amount invested) plus a pro rata portion of amounts, if any, in the Income Account. Any Units that are purchased by the Sponsors in the secondary market also may be redeemed by the Sponsors if they determine such redemption to be in its best interest.

  The Sponsors may, under certain circumstances, as a service to Unitholders, elect to purchase any Units tendered to the Trustee for redemption (see "Trustee Redemption"). Factors which the Sponsors will consider in making a determination will include the number of Units of all Trusts which it has in inventory, its estimate of the salability and the time required to sell such Units and general market conditions. For example, if in order to meet redemptions of Units the Trustee must dispose of Securities, and if such disposition cannot be made by the redemption date (three calendar days after tender), the Sponsors may elect to purchase such Units. Such purchase shall be made by payment to the Unitholder not later than the close of business on the redemption date of an amount equal to the Redemption Price on the date of tender.

  TRUSTEE REDEMPTION. At any time prior to the Evaluation Time on the business day preceding the commencement of the Liquidation Period (approximately fifteen months from the Date of Deposit), Units may also be tendered to the Trustee for redemption upon payment of any relevant tax by contacting the Sponsors holding such Units in street name. In certain instances, additional documents may be required, such as trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian. At the present time there are no specific taxes related to the redemption of Units. No redemption fee will be charged by the Sponsors or the Trustee. Units redeemed by the Trustee will be canceled.

  Within three business days following a tender for redemption, the Unitholder will be entitled to receive an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth under "Summary of Essential Information" in Part A on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after the close of trading on the New York Stock Exchange (4:00 p.m. Eastern Time), the date of tender is the next day on which such Exchange is open for trading, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

  A Unitholder will receive his redemption proceeds in cash and amounts paid on redemption shall be withdrawn from the Income Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Securities in order to make funds available for redemptions. Such sales, if required, could result in a sale of Securities by the Trustee at a loss. To the extent Securities are sold, the size and diversity of the Trust will be reduced. The Securities to be sold will be selected by the Trustee in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of each Stock. Provision is made in the Indenture under which the Sponsors may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trust. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsors believe that the minimum amounts which would be specified would be approximately 100 shares for readily marketable Securities.

  The Redemption Price per Unit is the pro rata share of the Unit in the Trust determined by the Trustee on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected, (ii) the value of the Securities in the Trust as determined by the Trustee, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust and (c) cash allocated for the distribution to Unitholders of record as of the business day prior to the evaluation being made. As of the close of the initial public offering period the Redemption Price per 100 Units will be reduced to reflect the payment of the per 100 Unit organization costs to the Sponsors. The Trustee may determine the value of the Securities in the Trust in the following manner: because the Securities are listed on a national securities exchange, this evaluation is based on the closing sale prices on that exchange. Unless the Trustee deems these prices inappropriate as a basis for evaluation or if there is no such closing purchase price, then the Trustee may utilize, at the Trust's expense, an independent evaluation service or services to ascertain the values of the Securities. The independent evaluation service shall use any of the following methods, or a combination thereof, which it deems appropriate: (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Securities on the bid side of the market or (c) by any combination of the above.

  Any Unitholder tendering 2,500 Units or more of the Trust for redemption may request by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption a distribution of shares of Securities and cash in an amount and value equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. To the extent possible, in kind distributions ("In Kind Distributions") shall be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at DTC. An In Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unitholder will receive his pro rata number of whole shares of each of the Securities comprising the Trust portfolio and cash from the Principal Accounts equal to the balance of the Redemption Price to which the tendering Unitholder is entitled. If funds in the Principal Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities in the manner described above.

  The Trustee is irrevocably authorized in its discretion, if the Sponsors do not elect to purchase a Unit tendered for redemption or if the Sponsors tender a Unit for redemption, in lieu of redeeming such Unit, to sell such Unit in the over-the-counter market for the account of the tendering Unitholder at prices which will return to the Unitholder an amount in cash, net after deducting brokerage commissions, transfer taxes and other charges, equal to or in excess of the Redemption Price for such Unit. The Trustee will pay the net proceeds of any such sale to the Unitholder on the day he would otherwise be entitled to receive payment of the Redemption Price.

  The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. The Trustee and the Sponsors are not liable to any person or in any way for any loss or damage which may result from any such suspension or postponement.

  A Unitholder who wishes to dispose of his Units should inquire of his broker in order to determine if there is a current secondary market price in excess of the Redemption Price.

  AUTOMATIC REDEMPTION. In the event a transfer of Units from a Unitholder's McLaughlin Piven Vogel brokerage account results in the automatic redemption of those Units, Unitholders will receive an amount equal to the Redemption Price per Unit computed as of the Evaluation Time set forth under "Summary of Essential Information" in Part A on the date of transfer. Automatic redemption proceeds will be paid within three business days following the tender of a notification of transfer.

                              TRUST ADMINISTRATION

  PORTFOLIO SUPERVISION. The Trust is a unit investment trust and is not a managed fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Portfolio of the Trust, however, will not be managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the portfolio. Although the portfolio of the Trust is regularly reviewed, because of the formula employed in selecting the Top Ten, Focus Five and Penultimate Pick, it is unlikely that the Trust will sell any of the Securities other than to satisfy redemptions of Units, or to cease buying Additional Securities in connection with the issuance of additional Units. However, the Trust Agreement provides that the Sponsors may direct the disposition of Securities upon the occurrence of certain events including: (1) default in payment of amounts due on any of the Securities; (2) institution of certain legal proceedings; (3) default under certain documents materially and adversely affecting future declaration or payment of amounts due or expected; (4) determination of the Sponsors that the tax treatment of the Trust as a grantor trust would otherwise be jeopardized; or (5) decline in price as a direct result of serious adverse credit factors affecting the issuer of a Security which, in the opinion of the Sponsors, would make the retention of the Security detrimental to the Trust or the Unitholders. Furthermore, the Trust will likely continue to hold a Security and purchase additional shares notwithstanding its ceasing to be included among the Top Ten, Focus Five and Penultimate Pick, or even its deletion from the DJIA.

  In addition, the Trust Agreement provides as follows:

    (a) If a default in the payment of amounts due on any Security occurs pursuant to provision (1) above and if the Sponsors fail to give immediate instructions to sell or hold that Security, the Trustee, within 30 days of that failure by the Sponsors, shall sell the Security.

    (b) It is the responsibility of the Sponsors to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new securities in exchange and substitution for any Security pursuant to a recapitalization or reorganization, if any exchange or substitution is effected notwithstanding such rejection, any securities or other property received shall be promptly sold unless the Sponsors direct that it be retained.

    (c) Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities, which shall be retained, or shall be promptly sold unless the Sponsors direct that it be retained by the Trustee. The proceeds of any disposition shall be credited to the Income or Principal Account of the Trust.

    (d) The Sponsors are authorized to increase the size and number of Units of the Trust by the deposit of Additional Securities, contracts to purchase Additional Securities or cash or a letter of credit with instructions to purchase Additional Securities in exchange for the corresponding number of additional Units from time to time subsequent to the Initial Date of Deposit, provided that the original proportionate relationship among the number of shares of each Security established on the Initial Date of Deposit is maintained to the extent practicable. The Sponsors may specify the minimum numbers in which Additional Securities will be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the original proportionate relationship. If Securities of an issue originally deposited are unavailable at the time of the subsequent deposit, the Sponsors may (i) deposit cash or a letter of credit with instructions to purchase the Security when it becomes available, or (ii) deposit (or instruct the Trustee to purchase) either Securities of one or more other issues originally deposited or a Substitute Security.

  TRUST AGREEMENT AND AMENDMENT. The Trust Agreement may be amended by the Trustee and the Sponsors without the consent of any of the Unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such other provisions in regard to matters arising thereunder as shall not adversely affect the interests of the Unitholders.

  The Trust Agreement may also be amended in any respect, or performance of any of the provisions thereof may be waived, with the consent of investors holding 66 2/3% of the Units then outstanding for the purpose of modifying the rights of Unitholders; provided that no such amendment or waiver shall reduce any Unitholder's interest in the Trust without his consent or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of the holders of all Units. The Trust Agreement may not be amended, without the consent of the holders of all Units in the Trust then outstanding, to increase the number of Units issuable or to permit the acquisition of any Securities in addition to or in substitution for those initially deposited in such Trust, except in accordance with the provisions of the Trust Agreement. The Trustee shall promptly notify Unitholders, in writing, of the substance of any such amendment.

  TRUST TERMINATION. The Trust Agreement provides that the Trust shall terminate upon the maturity, redemption or other disposition, as the case may be, of the last of the Securities held in such Trust but in no event is it to continue beyond the Mandatory Termination Date. If the value of the Trust shall be less than the minimum amount set forth under "Summary of Essential Information" in Part A, the Trustee may, in its discretion, and shall, when so directed by the Sponsors, terminate the Trust. The Trust may also be terminated at any time with the consent of the investors holding 100% of the Units then outstanding. The Trustee may utilize the services of the Sponsors for the sale of all or a portion of the Securities in the Trust, and in so doing, the Sponsors will determine the manner, timing and execution of the sales of the underlying Securities. Any brokerage commissions received by the Sponsors from the Trust in connection with such sales will be in accordance with applicable law. In the event of termination, written notice thereof will be sent by the Trustee to all Unitholders. Such notice will provide Unitholders with the following three options by which to receive their pro rata share of the net asset value of the Trust and requires their election of one of the three options by notifying the Trustee by returning a properly completed election request (to be supplied to Unitholders of at least 2,500 Units prior to the commencement of the Liquidation Period):

    1. A Unitholder who owns at least 2,500 units and whose interest in the Trust would entitle it to receive at least one share of each underlying Security will have its Units redeemed on the business day preceding the commencement of the Liquidation Period by distribution of the Unitholder's pro rata share of the net asset value of the Trust on such date distributed in kind to the extent represented by whole shares of underlying Securities and the balance in cash within three business days next following the commencement of the Liquidation Period. Unitholders subsequently selling such distributed Securities will incur brokerage costs when disposing of such Securities. Unitholders should consult their own tax adviser in this regard;

    2. to receive in cash such Unitholder's pro rata share of the net asset value of the Trust derived from the sale by the Sponsors as the agents of the Trustee of the underlying Securities during the Liquidation Period. The Unitholder's pro rata share of its net assets of the Trust will be distributed to such Unitholder within three days of the settlement of the trade of the last Security to be sold; and/or

    3. to invest such Unitholder's pro rata share of the net assets of the Trust derived from the sale by the Sponsors as agents of the Trustee of the underlying Securities during the Liquidation Period, in units of a subsequent series of The Pinnacle Trusts (the "New Series") provided one is offered. It is expected that a special redemption and liquidation will be made of all Units of this Trust held by a Unitholder (a "Rollover Unitholder") who affirmatively notifies the Trustee on or prior to the Rollover Notification Date set forth in the "Summary of Essential Information" for the Trust in Part A. The Units of a New Series will be purchased by the Unitholder within three business days of the settlement of the trade for the last Security to be sold. Such purchaser will be entitled to a reduced sales charge upon the purchase of units of the New Series. It is expected that the terms of the New Series will be substantially the same as the terms of the Trust described in this Prospectus, and that similar options with respect to the termination of such New Series will be available. The availability of this option does not constitute a solicitation of an offer to purchase Units of a New Series or any other security. A Unitholder's election to participate in this option will be treated as an indication of interest only. At any time prior to the purchase by the Unitholder of units of a New Series such Unitholder may change his investment strategy and receive, in cash, the proceeds of the sale of the Securities. An election of this option will not prevent the Unitholder from recognizing taxable gain or loss (except in the case of a loss, if and to the extent the New Series is treated as substantially identical to the Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Unitholders should consult their own tax advisers in this regard.

  Unitholders who do not make any election will be deemed to have elected to receive the termination distribution in cash (option number 2).

  The Sponsors have agreed that to the extent they effect the sales of underlying securities for the Trustee in the case of the second and third options during the Liquidation Period free of brokerage commissions. The Sponsors, on behalf of the Trustee, will sell, unless prevented by unusual and unforeseen circumstances, such as, among other reasons, a suspension in trading of a Security, the close of a stock exchange, outbreak of hostilities and collapse of the economy, by the last business day of the Liquidation Period. The Redemption Price Per 100 Units upon the settlement of the last sale of Securities during the Liquidation Period will be distributed to Unitholders in redemption of such Unitholders' interest in the Trust.

  Depending on the amount of proceeds to be invested in Units of the New Series and the amount of other orders for Units in the New Series, the Sponsors may purchase a large amount of securities for the New Series in a short period of time. The Sponsors' buying of securities may tend to raise the market prices of these securities. The actual market impact of the Sponsors' purchases, however, is currently unpredictable because the actual amount of securities to be purchased and the supply and price of those securities is unknown. A similar problem may occur in connection with the sale of Securities during the Liquidation Period; depending on the number of sales required, the prices of and demand for Securities, such sales may tend to depress the market prices and thus reduce the proceeds of such sales. The Sponsors believe that the sale of underlying Securities over the Liquidation Period described above is in the best interest of a Unitholder and may mitigate the negative market price consequences stemming from the trading of large amounts of Securities. The Securities may be sold in fewer than five days if, in the Sponsor's judgment, such sales are in the best interest of Unitholders. The Sponsors, in implementing such sales of securities on behalf of the Trustee, will seek to maximize the sales proceeds and will act in the best interests of the Unitholders. There can be no assurance, however, that any adverse price consequences of heavy trading will be mitigated.

  Section 17(a) of the Investment Company Act of 1940 generally prohibits principal transactions between registered investment companies and their affiliates. Pursuant to an exemptive order issued by the SEC, each terminating Pinnacle Trust can sell Duplicated Securities directly to a New Series. The exemption will enable the Trust to eliminate commission costs on these transactions. The price for those securities transferred will be the closing sale price on the sale date on the national securities exchange where the securities are principally traded, as certified and confirmed by the Trustee.

  The Sponsors may for any reason, in their sole discretion, decide not to sponsor any subsequent series of the Trust, without penalty or incurring liability to any Unitholder. If the Sponsors so decide, the Sponsors will notify the Trustee of that decision, and the Trustee will notify the Unitholders. All Unitholders will then elect either option 1, if eligible, or option 2.

  By electing to "rollover" into the New Series, the Unitholder indicates his interest in having his terminating distribution from the Trust invested only in the New Series created following termination of the Trust; the Sponsors expect, however, that a similar rollover program will be offered with respect to all subsequent series of the Trust, thus giving Unitholders an opportunity to elect to "rollover" their terminating distributions into a New Series. The availability of the rollover privilege does not constitute a solicitation of offers to purchase units of a New Series or any other security. A Unitholder's election to participate in the rollover program will be treated as an indication of interest only. The Sponsors intend to coordinate the date of deposit of a future series so that the terminating trust will terminate contemporaneously with the creation of a New Series. The Sponsors reserve the right to modify, suspend or terminate the rollover privilege at any time.

  THE SPONSORS. McLaughlin, Piven, Vogel Securities, Inc. ("MPV") is a New York corporation engaged in the underwriting and securities brokerage business, and in the investment advisory business. It is a member of the National Association of Securities Dealers, Inc. MPV maintains its principal business offices at 30 Wall Street, New York, New York 10005. The majority shareholder of MPV is James
J. McLaughlin. Mr. McLaughlin may be deemed to be a controlling person of MPV.

  Reich & Tang Distributors, Inc., a Delaware corporation, is engaged in the brokerage business and is a member of the National Association of Securities Dealers, Inc. Reich & Tang is also a registered investment advisor. Reich & Tang maintains its principal business offices at 600 Fifth Avenue, New York, New York 10020. The sole shareholder of Reich & Tang, Reich & Tang Asset Management, Inc. ("RTAM Inc.") is wholly owned by NEIC Holdings, Inc. which, effective December 29, 1997, was wholly owned by NEIC Operating Partnership, L.P. ("NEICOP"). Subsequently, on March 31, 1998, NEICOP changed its name to Nvest Companies, L.P. ("Nvest"). The general partners of Nvest are Nvest Corporation and Nvest L.P. As of March 31, 1998, Metropolitan Life Insurance Company ("MetLife") owned approximately 47% of the partnership interests of Nvest. Nvest, with a principal place of business at 399 Boylston Street, Boston, MA 02116, is a holding company of firms engaged in the securities and investment advisory business. These affiliates in the aggregate are investment advisors or managers to over 80 registered investment companies. Reich & Tang is Sponsor (and Co-Sponsor, as the case may be) for numerous series of unit investment trusts, including New York Municipal Trust, Series 1 (and Subsequent Series), Municipal Securities Trust, Series 1 (and Subsequent Series), 1st Discount Series (and Subsequent Series), Multi-State Series 1 (and Subsequent Series), Mortgage Securities Trust, Series 1 (and Subsequent Series), Insured Municipal Securities Trust, Series 1 (and Subsequent Series), 5th Discount Series (and Subsequent Series), Equity Securities Trust, Series 1, Signature Series, Gabelli Communications Income Trust (and Subsequent Series) and Schwab Trusts.

  MetLife is a mutual life insurance company with assets of $298 billion at December 31, 1996. It is the second largest life insurance company in the United States in terms of total assets. MetLife provides a wide range of insurance and investment products and services to individuals and groups and is the leader among United States life insurance companies in terms of total life insurance in force, which totaled $1.6 trillion at December 31, 1996 for MetLife and its insurance affiliates. MetLife and its affiliates provide insurance or other financial services to approximately 36 million people worldwide.

  The information included herein is only for the purpose of informing investors as to the financial responsibility of the Sponsors and their ability to carry out its contractual obligations. The Sponsors will be under no liability to Unitholders for taking any action, or refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

  The Sponsors may each resign at any time by delivering to the Trustee an instrument of resignation executed by the Sponsors. If at any time either of the Sponsors shall resign or fail to perform any of their duties under the Trust Agreement or becomes incapable of acting or becomes bankrupt or their affairs are taken over by public authorities, then the Trustee may either (a) appoint a successor sponsor; (b) terminate the Trust Agreement and liquidate the Trust; or (c) continue to act as Trustee without terminating the Trust Agreement. Any successor sponsor appointed by the Trustee shall be satisfactory to the Trustee and, at the time of appointment, shall have a net worth of at least $1,000,000.

  THE TRUSTEE. The Trustee is The Chase Manhattan Bank with its principal executive office located at 270 Park Avenue, New York, New York 10017 (800) 428-8890 and its unit investment trust office at Four New York Plaza, New York, New York 10004. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

  The Trustee shall not be liable or responsible in any way for taking any action, or for refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment; or for any disposition of any moneys, Securities or Units in accordance with the Trust Agreement, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties; provided, however, that the Trustee shall not in any event be liable or responsible for any evaluation made by any independent evaluation service employed by it. In addition, the Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or the Trust which it may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities pursuant to the Trust Agreement.

  For further information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unitholders."

  The Trustee may resign by executing an instrument in writing and filing the same with the Sponsors, and mailing a copy of a notice of resignation to all Unitholders. In such an event the Sponsors are obligated to appoint a successor Trustee as soon as possible. In addition, if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsors may remove the Trustee and appoint a successor as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsors. If upon resignation of the Trustee no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of the Trustee becomes effective only when the successor Trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor Trustee. Upon execution of a written acceptance of such appointment by such successor Trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor.

  Any corporation into which the Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Trustee shall be a party, shall be the successor Trustee. The Trustee must always be a banking corporation organized under the laws of the United States or any State and have at all times an aggregate capital, surplus and undivided profits of not less than $2,500,000.

  EVALUATION OF THE TRUST. The value of the Securities in the Trust portfolio is determined in good faith by the Trustee on the basis set forth under "Public Offering -- Offering Price." The Sponsors and the Unitholders may rely on any evaluation furnished by the Trustee and shall have no responsibility for the accuracy thereof. Determinations by the Trustee under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Trustee shall be under no liability to the Sponsors or Unitholders for errors in judgment, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Trustee, the Sponsors and the Unitholders may rely on any evaluation furnished to the Trustee by an independent evaluation service and shall have no responsibility for the accuracy thereof.

                           TRUST EXPENSES AND CHARGES

  Investors will reimburse the Sponsors for all or a portion of the estimated costs incurred in organizing and offering the Trust (collectively, the "organization costs") -- including the cost of the initial preparation and execution of the Trust Agreement, registration of the Trust and the Units under the Investment Company Act of 1940 and the Securities Act of 1933 and state registration fees, the initial fees and expenses of the Trustee, legal expenses and other actual out-of-pocket costs. The estimated organization costs will be paid from the assets of the Trust as of the close of the initial public offering period (which may be between 30 and 90 days). To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs included in the Public Offering Price will be reimbursed to the Sponsors. All advertising and selling expenses, as well as any or organizational costs not paid by the Trust, will be borne by the Sponsors at no cost to the Trust.

  The Sponsors will receive for portfolio supervisory services to the Trust an Annual Fee in the amount set forth under "Summary of Essential Information" in Part A. The Sponsors' fee may exceed the actual cost of providing portfolio supervisory services for the Trust, but at no time will the total amount received for portfolio supervisory services rendered to all series of the Equity Securities Trust in any calendar year exceed the aggregate cost to the Sponsors of supplying such services in such year. (See "Portfolio Supervision.")

  The Trustee will receive, for its ordinary recurring services to the Trust, an annual fee in the amount set forth under "Summary of Essential Information" in Part A. For a discussion of the services performed by the Trustee pursuant to its obligations under the Trust Agreement, see "Trust Administration" and "Rights of Unitholders."

  The Trustee's fees applicable to a Trust are payable as of each Record Date from the Income Account of the Trust to the extent funds are available and then from the Principal Account. Both the Sponsors' and the Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent."

  The following additional charges are or may be incurred by the Trust: all expenses (including counsel fees) of the Trustee incurred and advances made in connection with its activities under the Trust Agreement, including the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unitholders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust; indemnification of the Sponsors for any losses, liabilities and expenses incurred in acting as sponsors of the Trust without gross negligence, bad faith or willful misconduct on its part; and all taxes and other governmental charges imposed upon the Securities or any part of the Trust (no such taxes or charges are being levied, made or, to the knowledge of the Sponsors, contemplated). The above expenses, including the Trustee's fees, when paid by or owing to the Trustee are secured by a first lien on the Trust to which such expenses are charged. In addition, the Trustee is empowered to sell the Securities in order to make funds available to pay all expenses.

  Unless the Sponsors otherwise direct, the accounts of the Trust shall be audited not less than annually by independent public accountants selected by the Sponsors. The expenses of the audit shall be an expense of the Trust. So long as the Sponsors maintain a secondary market, the Sponsors will bear any audit expense which exceeds $.50 Cents per 100 Units. Unitholders covered by the audit during the year may receive a copy of the audited financial statements upon request.

                               REINVESTMENT PLAN

  Income and principal distributions on Units (other than the final distribution in connection with the termination of the Trust) may be reinvested by participating in the Trust's Reinvestment Plan. Under the plan, the Units acquired for participants will be either Units already held in inventory by the Sponsors or new Units created by the Sponsors' deposit of Additional Securities as described in "The Trust--Organization" in this Part B. Units acquired by reinvestment will be subject to a reduced sales charge of 1.00%. Investors should inform their broker when purchasing their Units if they wish to participate in the Reinvestment Plan. Thereafter, Unitholders should contact their broker if they wish to modify or terminate their election to participate in the Reinvestment Plan. In order to enable a Unitholder to participate in the Reinvestment Plan, with respect to a particular distribution on their Units, such notice must be made at least three business days prior to the Record Date for such distribution. Each subsequent distribution of income or principal on the participant's Units will be automatically applied by the Trustee to purchase additional Units of the Trust. The Sponsors reserve the right to demand, modify or terminate the Reinvestment Plan at any time without prior notice. The Reinvestment Plan for the Trust may not be available in all states.

                                TAX STATUS

  The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

  In rendering the opinion set forth below, Battle Fowler LLP has examined the Agreement, the final form of Prospectus dated the date hereof (the "Prospectus") and the documents referred to therein, among others, and has relied on the validity of said documents and the accuracy and completeness of the facts set forth therein. In the Opinion of Battle Fowler LLP, special counsel for the Sponsors, under existing law:

    1. The Trust will be classified as a grantor trust for Federal income tax purposes and not as a partnership or association taxable as a corporation. Classification of the Trust as a grantor trust will cause the Trust not to be subject to Federal income tax, and will cause the Unitholders of the Trust to be treated for Federal income tax purposes as the owners of a pro rata portion of the assets of the Trust. All income received by the Trust will be treated as income of the Unitholders in the manner set forth below.

    2. The Trust is not subject to the New York Franchise Tax on Business Corporations or the New York City General Corporation Tax. For a Unitholder who is a New York resident, however, a pro rata portion of all or part of the income of the Trust will be treated as income of the Unitholder under the income tax laws of the State and City of New York. Similar treatment may apply in other states.

    3. During the 90-day period subsequent to the initial issuance date, the Sponsors reserve the right to deposit Additional Securities that are substantially similar to those deposited in initially establishing the Trust. This retained right falls within the guidelines promulgated by the Internal Revenue Service ("IRS") and should not affect the taxable status of the Trust.

  A taxable event will generally occur with respect to each Unitholder when the Trust disposes of a Security (whether by sale, exchange or redemption) or upon the sale, exchange or redemption of Units by such Unitholder. The price a Unitholder pays for its Units, including sales charges, is allocated among its pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the date the Unitholder purchases its Units) in order to determine its initial cost for its pro rata portion of each Security held by the Trust.

  For Federal income tax purposes, a Unitholder's pro rata portion of dividends paid with respect to a Security held by a Trust is taxable as ordinary income to the extent of such corporation's current or accumulated "earnings and profits" as defined by Section 316 of the Code. A Unitholder's pro rata portion of dividends paid on such Security that exceed such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security will generally be treated as capital gain.

  A Unitholder's portion of gain, if any, upon the sale, exchange or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain and will be long-term if the Unitholder has held its Units (and the Trust has held the Securities) for more than one year. Capital gains are generally taxed at the same rates applicable to ordinary income, although non-corporate Unitholders who realize long-term capital gains may be subject to a reduced tax rate of 20% on such gains, rather than the "regular" maximum tax rate of 39.6%. Tax rates may increase prior to the time when Unitholders may realize gains from the sale, exchange or redemption of the Units or Securities.

  A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss and will be long-term if the Unitholder has held its Units for more than one year. Capital losses are deductible to the extent of capital gains; in addition, up to $3,000 of capital losses ($1,500 in the case of married individuals filing separately) recognized by non-corporate Unitholders may be deducted against ordinary income.

  Under Section 67 of the Code and the accompanying Regulations, a Unitholder who itemizes its deductions may also deduct its pro rata share of the fees and expenses of the Trust, but only to the extent that such amounts, together with the Unitholder's other miscellaneous deductions, exceed 2% of its adjusted gross income. The deduction of fees and expenses may also be limited by Section 68 of the Code, which reduces the amount of itemized deductions that are allowed for individuals with incomes in excess of certain thresholds.

  After the end of each calendar year, the Trustee will furnish to each Unitholder an annual statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security, and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to each Unitholder and to the Internal Revenue Service.

  A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to its pro rata portion of dividends taxable as ordinary income received by the Trust from a domestic corporation under Section 243 of the Code or from a qualifying foreign corporation in the same manner as if such corporate unitholder corporation directly owned the Securities paying such dividends. However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code) during the 90-day period beginning on the date that is 45 days before the date on which the stock becomes "ex-dividend." Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.

  As discussed in the section "Termination", each Unitholder may have three options in receiving his termination distributions, namely (i) to receive its pro rata share of the underlying Securities in kind, (ii) to receive cash upon liquidation of its pro rata share of the underlying Securities, or (iii) to invest the amount of cash it would receive upon the liquidation of its pro rata share of the underlying Securities in units of a future series of the Trust (if one is offered). There are special tax consequences should a Unitholder choose option (i), the exchange of the Unitholder's Units for a pro rata portion of each of the Securities held by the Trust plus cash. Treasury Regulations provide that gain or loss is recognized when there is a conversion of property into property that is materially different in kind or extent. In this instance, the Unitholder may be considered the owner of an undivided interest in all of the Trust's assets. By accepting the proportionate number of Securities of the Trust, in partial exchange for its Units, the Unitholder should be treated as merely exchanging its undivided pro rata ownership of Securities held by the Trust into sole ownership of a proportionate share of Securities. As such, there should be no material difference in the Unitholder's ownership, and therefore the transaction should be tax free to the extent the Securities are received. Alternatively, the transaction may be treated as an exchange that would qualify for nonrecognition treatment to the extent the Unitholder is exchanging its undivided interest in all of the Trust's Securities for its proportionate number of shares of the underlying Securities. In either instance, the transaction should result in a non-taxable event for the Unitholder to the extent Securities are received. However, there is no specific authority addressing the income tax consequences of an in-kind distribution from a grantor trust.

  Entities that generally qualify for an exemption from Federal income tax, such as many pension trusts, are nevertheless taxed under Section 511 of the Code on "unrelated business taxable income." Unrelated business taxable income is income from a trade or business regularly carried on by the tax-exempt entity that is unrelated to the entity's exempt purpose. Unrelated business taxable income generally does not include dividend or interest income or gain from the sale of investment property, unless such income is derived from property that is debt-financed or is dealer property. A tax-exempt entity's dividend income from the Trust and gain from the sale of Units in the Trust or the Trust's sale of Securities is not expected to constitute unrelated business taxable income to such tax-exempt entity unless the acquisition of the Unit itself is debt-financed or constitutes dealer property in the hands of the tax-exempt entity.

  Prospective tax-exempt investors are urged to consult their own tax advisers concerning the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units prior to investing in the trust.

  RETIREMENT PLANS. This Trust may be well suited for purchase by Individual Retirement Accounts ("IRAs"), Keogh plans, pension funds and other qualified retirement plans. Generally, capital gains and income received in each of the foregoing plans are exempt from Federal taxation. Except with respect to certain IRAs known as Roth IRAs, distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special 5 or 10 year averaging or tax-deferred rollover treatment. Five year averaging will not apply to distributions after December 31, 1999. Ten year averaging has been preserved in very limited circumstances. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisors with respect to the establishment and maintenance of any such plan. Such plans are offered by McLaughlin, Piven, Vogel Securities, Inc. Fees and charges with respect to such plans may vary.

  Before investing in the Trust, the trustee or investment manager of an employee benefit plan (e.g., a pension or profit sharing retirement plan) should consider among other things (a) whether the investment is prudent under the Employee Retirement Income Security Act of 1974 ("ERISA"), taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trust; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether the assets of the Trust are deemed "plan assets" under ERISA and the Department of Labor regarding the definition of "plan assets."

                                 OTHER MATTERS

  LEGAL OPINIONS. The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Battle Fowler LLP, 75 East 55th Street, New York, New York 10022 as counsel for the Sponsor. Carter, Ledyard & Milburn, Two Wall Street, New York, New York 10005 have acted as counsel for the Trustee.

  INDEPENDENT AUDITORS. The Statement of Financial Condition, including the Portfolio, is included herein in reliance upon the report of Ernst & Young LLP, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

  PERFORMANCE INFORMATION. Total returns, average annualized returns or cumulative returns for various periods of the Top Ten, the Focus Five and the Penultimate Pick, the related index and this Trust may be included from time to time in advertisements, sales literature and reports to current or prospective investors. Total return shows changes in Unit price during the period plus any dividends and capital gains, divided by the original public offering price as of the date of calculation. Average annualized returns show the average return for stated periods of longer than a year. Sales material may also include an illustration of the cumulative results of like annual investments in the Top Ten, the Focus Five and the Penultimate Pick during an accumulation period and like annual withdrawals during a distribution period. Figures for actual portfolios will reflect all applicable expenses and, unless otherwise stated, the maximum sales charge. No provision is made for any income taxes payable. Similar figures may be given for this Trust applying the Top Ten, Focus Five and Penultimate Pick investment strategies to other indexes. Returns may also be shown on a combined basis. Trust performance may be compared to performance on a total return basis of the Dow Jones Industrial Average, the S&P 500 Composite Price Stock Index, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of a Trust's relative performance for any future period.

  Pending the approval of the SEC or the National Association of Securities Dealers Regulation, the Sponsors may also include the performance of hypothetical portfolios to which the Sponsors have applied the same investment objectives and selection strategies as described in "The Trust--The Securities" and which the Sponsors intend to apply to the selection of securities for the Trust. This performance information is intended to illustrate the Trust's strategies and should not be interpreted as indicative of the future performance of the Trust.

  SEC WEBSITE. The Securities and Exchange Commission ("SEC") maintains a website that contains reports, proxy and information statements and other information regarding the Trust which is filed electronically with the SEC. The SEC's Internet address is http:www.sec.gov. Offering materials for the sale of these Units available through the Internet are not being offered directly or indirectly to residents of a particular state nor is an offer of these Units through the Internet specifically directed to any person in a state by, or on behalf of, the issuer.

  No person is authorized to give any information or to make any representations not contained in Parts A and B of this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Trust, the Trustee or the Sponsors. The Trust is registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not imply that the Trust or any of its Units have been guaranteed, sponsored, recommended or approved by the United States or any state or any agency or officer thereof.

                               ----------------

  This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

                               Table of Contents

Title                                                                       Page
-----                                                                       ----
 PART A
Summary of Essential Information...........................................  A-2
Statement of Financial Condition...........................................  A-6
Portfolio..................................................................  A-7
Report of Independent Auditors.............................................  A-8
 PART B
The Trust..................................................................  B-1
Risk Considerations........................................................  B-6
Public Offering............................................................  B-9
Rights of Unitholders...................................................... B-11
Liquidity.................................................................. B-12
Trust Administration....................................................... B-15
Trust Expenses and Charges................................................. B-20
Reinvestment Plan.......................................................... B-21
Tax Status................................................................. B-22
Other Matters.............................................................. B-24

  Parts A and B of this Prospectus do not contain all of the information set forth in the registration statement and exhibits relating thereto, filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933, and the Investment Company Act of 1940, and to which reference is made.
                           MCLAUGHLIN, PIVEN, VOGEL
                               FAMILY OF TRUSTS,
                              THE PINNACLE TRUST

                           LARGE CAP SERIES II

                           (A UNIT INVESTMENT TRUST)

                                  PROSPECTUS

                          DATED: JANUARY 5, 1999

                                   SPONSORS:

                           McLAUGHLIN, PIVEN, VOGEL
                               SECURITIES, INC.
                                30 Wall Street
                           New York, New York 10005
                                 212-248-0750

                        REICH & TANG DISTRIBUTORS, INC.
                               600 Fifth Avenue
                           New York, New York 10020
                                 212-830-5400

                                   TRUSTEE:

                           THE CHASE MANHATTAN BANK
                               4 New York Plaza
                           New York, New York 10004

          PART II-- ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A--BONDING ARRANGEMENTS

  The employees of Reich & Tang Distributors, Inc. are covered under Brokers' Blanket Policy, Standard Form 14, in the amount of $11,000,000 (plus $196,000,000 excess coverage under Brokers' Blanket Policies, Standard Form 14 and Form B Consolidated). This policy has an aggregate annual coverage of $15 million.

  The employees of McLaughlin, Piven, Vogel Securities, Inc. are covered under Broker's Blanket Policy, Standard Form 14, in the amount of $1,000,000.

ITEM B--CONTENTS OF REGISTRATION STATEMENT

  This Registration Statement on Form S-6 comprises the following papers and documents:

    The facing sheet on Form S-6.
    The Cross-Reference Sheet (incorporated by reference to the Cross-
     Reference Sheet to the Registration Statement of McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust).
    The Prospectus consisting of   pages.
    Undertakings.
    Signatures.

  Written consents of the following persons:

    Battle Fowler LLP (included in Exhibit 3.1)
    Ernst & Young LLP

  The following exhibits:

   *99.1.1   -- Reference Trust Agreement including certain amendments to the
                Trust Indenture and Agreement referred to under Exhibit
                99.1.1.1 below.
    99.1.1.1 -- Form of Trust Indenture and Agreement (filed as Exhibit 1.1.1 to Amendment No. 1 to Form S-6 Registration Statement No.
                333-60915 of McLaughlin, Piven, Vogel Family of Trusts, The
                Pinnacle Trust on September 23, 1998 and incorporated herein by reference).
    99.1.3.5 -- Certificate of Incorporation of Reich & Tang Distributors,
                Inc. (filed as Exhibit 99.1.3.5 to Form S-6 Registration
                Statement No. 333-44301 of Equity Securities Trust, Series
                16, Signature Series, Zacks All-Star Analysts Trust III on
                January 15, 1998 and incorporated herein by reference).
    99.1.3.6 -- By-Laws of Reich & Tang Distributors, Inc. (filed as Exhibit
                99.1.3.6 to Form S-6 Registration Statement No. 333-44301 of
                Equity Securities Trust, Series 16, Signature Series, Zacks
                All-Star Analysts Trust III on January 15, 1998 and
                incorporated herein by reference).
    99.1.3.7 -- Certificate of Incorporation of McLaughlin, Piven, Vogel
                Securities, Inc. dated March 8, 1977 and as amended on
                January 16, 1979, June 8, 1979, August 27, 1979, May 3, 1982,
                December 20, 1983 and September 25, 1989 (filed as Exhibit
                99.1.3.7 to Form S-6 Registration Statement No. 333-60915 of
                McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust
                on August 7, 1998 and incorporated herein by reference).

    99.1.3.8 -- By-Laws of McLaughlin, Piven, Vogel Securities Inc. (filed as
                Exhibit 99.1.3.8 to Form S-6 Registration Statement No. 333-
                60915 of McLaughlin, Piven, Vogel Family of Trusts, The
                Pinnacle Trust on August 7, 1998 and incorporated herein by reference).
   *99.3.1   -- Opinion of Battle Fowler LLP as to the legality of the
                securities being registered, including their consent to the filing thereof and to the use of their name under the
                headings "Tax Status" and "Legal Opinions" in the Prospectus,
                and to the filing of their opinion regarding tax status of the Trust.
    99.6.0   -- Power of Attorney of Reich & Tang Distributors, Inc., the
                Depositor, by its officers and a majority of its Directors
                (filed as Exhibit 99.6.0 to Form S-6 Registration Statement
                No. 333-44301 of Equity Securities Trust, Series 16,
                Signature Series, Zacks All-Star Analysts Trust III on
                January 15, 1998 and incorporated herein by reference).
    99.6.1   -- Power of Attorney of McLaughlin, Piven, Vogel Securities,
                Inc. (filed as Exhibit 99.6.1 to Form S-6 Registration
                Statement No. 333-60915 of McLaughlin, Piven, Vogel Family of
                Trusts, The Pinnacle Trust on August 7, 1998 and incorporated herein by reference).
   *99.27    -- Financial Data Schedule (for EDGAR filing only).

--------
* Filed herewith.

                          UNDERTAKING TO FILE REPORTS

  Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

  The Registrant hereby identifies McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust for the purposes of the representations required by Rule 487 and represents the following:

  1) That the portfolio securities deposited in the Series as to the securities of which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

  2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the Series with respect to the securities of which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous Series as to which the effective date was determined by the commission or the staff; and

  3) That is has complied with Rule 460 under the Securities Act of 1933.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT, MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS, THE PINNACLE TRUST LARGE CAP SERIES II HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, HEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 4TH DAY OF JANUARY, 1999.

                             MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS,
                             THE PINNACLE TRUST LARGE CAP SERIES II
                             (Registrant)

                             McLAUGHLIN, PIVEN, VOGEL SECURITIES, INC.
                             (Depositor)

                                        /s/ James C. McLaughlin
                             By _______________________________________________

                                          JAMES C. MCLAUGHLIN
                                           (AUTHORIZED SIGNATOR)

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS, WHO CONSTITUTE THE PRINCIPAL OFFICERS AND A MAJORITY OF THE DIRECTORS OF MCLAUGHLIN, PIVEN, VOGEL SECURITIES, INC., THE DEPOSITOR, IN THE CAPACITIES AND ON THE DATES INDICATED.

                  NAME                            TITLE                 DATE
                  ----                            -----                 ----
          JAMES C. MCLAUGHLIN           Chairman of the Board,
                                         Chief Executive Officer
                                         and Director
          ALLAN M. VOGEL                President, Secretary,      January 4, 1999
                                         Chief Financial Officer
                                         and Director

                                            /s/ James C. McLaughlin
                                    By ________________________________________

                                              JAMES C. MCLAUGHLIN
                                                  ATTORNEY-IN-FACT
-------
* An executed copy of a Power of Attorney was filed as Exhibit 99.6.1 to Form S-6 Registration Statement No. 333-60915 on August 7, 1998.

                          UNDERTAKING TO FILE REPORTS

  Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

  The Registrant hereby identifies McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust for the purposes of the representations required by Rule 487 and represents the following:
  1) That the portfolio securities deposited in the Series as to the securities of which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;
  2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the Series with respect to the securities of which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous Series as to which the effective date was determined by the commission or the staff; and
  3) That is has complied with Rule 460 under the Securities Act of 1933.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT, MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS, THE PINNACLE TRUST LARGE CAP SERIES II HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, HEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 4TH DAY OF JANUARY, 1999.

                             MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS,
                             THE PINNACLE TRUST LARGE CAP SERIES II
                             (Registrant)

                             REICH & TANG DISTRIBUTORS, INC.
                             (Depositor)

                                            /s/ Peter J. DeMarco
                             By _______________________________________________
                                              PETER J. DEMARCO
                                          EXECUTIVE VICE PRESIDENT

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS, WHO CONSTITUTE THE PRINCIPAL OFFICERS AND A MAJORITY OF THE DIRECTORS OF REICH & TANG DISTRIBUTORS, INC., THE DEPOSITOR, IN THE CAPACITIES AND ON THE DATES INDICATED.

                  NAME                            TITLE                 DATE
                  ----                            -----                 ----
 Richard E. Smith III                   President and Director
 Peter S. Voss                          Director
 G. Neal Ryland                         Director
 Edward N. Wadsworth                    Executive Officer          January 4, 1999
 Steven W. Duff                         Director
 Robert F. Hoerle                       Managing Director
 Peter J. Demarco                       Executive Vice President
 Richard I. Weiner                      Vice President
 Bernadette N. Finn                     Vice President
 Lorraine C. Hysler                     Secretary
 Richard De Sanctis                     Treasurer

                                                By /s/ Peter J. DeMarco
                                                _____________________________
                                                       PETER J. DEMARCO
                                                  AS EXECUTIVE VICE PRESIDENT
                                                     AND ATTORNEY-IN-FACT

-------
+ Executed copies of Powers of Attorney were filed as Exhibit 99.6.0 to Form S-
  6 Registration Statement No. 333-44301 on January 15, 1998.

                        CONSENT OF INDEPENDENT AUDITORS

  We consent to the reference made to our firm under the Caption "Independent Auditors" in Part B of the Prospectus and to the use of our report dated January 4, 1999, in this Registration Statement (Form S-6 No. 333-68527) of McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust Large Cap Series II.

                                          Ernst & Young LLP

New York, New York

January 4, 1999